UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

March 19, 2026

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NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé 1

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

Wegovy® HD (semaglutide 7.2 mg) approved in the US, providing 20.7% mean weight loss1

•	Wegovy® HD demonstrated a mean weight loss of 20.7%[1], and around one-third of patients achieved 25% or greater weight loss in the STEP UP trial
•	First US FDA approval of a GLP-1 treatment under the Commissioner’s National Priority Voucher pilot programme, for products addressing critical US national health priorities
•	Wegovy® HD complements Wegovy® 2.4 mg, which is already approved in the US for weight management and cardiovascular risk reduction
•	Novo Nordisk expects to launch Wegovy® HD in the US in April 2026

Bagsværd, Denmark, 19 March 2026 – Novo Nordisk today announced that the US Food and Drug Administration (FDA) has approved Wegovy® HD (once-weekly injectable semaglutide 7.2 mg) to reduce excess body weight and maintain weight reduction long-term. The FDA awarded a Commissioner’s National Priority Voucher for Wegovy® HD, accelerating its review and underscoring its potential to address critical patient needs and national health priorities in the US.

The accelerated approval is based on results from the STEP UP trial programme. In the STEP UP trial, semaglutide 7.2 mg injected once weekly demonstrated 20.7%1 mean weight loss in participants with obesity, and approximately one in three people experienced 25% or greater weight loss. In the STEP UP type 2 diabetes (T2D) trial, in participants with obesity and type 2 diabetes, semaglutide 7.2 mg demonstrated a mean weight loss of 14.1%1. In both trials, the well-known safety and tolerability profile of semaglutide was reaffirmed with semaglutide 7.2 mg, which was comparable to previous trials with semaglutide for weight management.

“Since its launch in 2021, Wegovy® has transformed the lives of many people living with obesity and helped them achieve meaningful weight loss and important cardiometabolic benefits, including an unprecedented reduction in cardiovascular risk,” said Mike Doustdar, president and CEO of Novo Nordisk. “Earlier this year, we launched the Wegovy® pill, and with the

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1 Based on the efficacy estimand: treatment effect if all people adhered to treatment accelerated approval of Wegovy® HD, we are introducing a new offering for our injectable semaglutide that provides even greater weight loss of approximately 21%. At Novo Nordisk, our goal is to provide innovative therapies that support healthier lives for people living with obesity, and we look forward to launching Wegovy® HD to help even more people reach their weight and health goals.”

Novo Nordisk expects to launch Wegovy® HD in a single-dose pen in the US in April 2026.

Wegovy® 7.2 mg is already approved for adults with obesity in the EU and the UK. Novo Nordisk expects regulatory decisions in the EU and the UK on semaglutide 7.2 mg in a single-dose pen in the second half of 2026.

About the STEP UP trials

The STEP UP and STEP UP T2D phase 3 trials investigated the efficacy and safety of injectable semaglutide 7.2 mg in people with obesity with or without type 2 diabetes.

The 72-week STEP UP trial evaluated the efficacy and safety of injectable semaglutide 7.2 mg compared to semaglutide 2.4 mg and placebo as an adjunct to lifestyle intervention. The trial included approximately 1,400 adults with obesity. The 72-week STEP UP T2D trial evaluated the efficacy and safety of injectable semaglutide 7.2 mg compared to placebo in approximately 500 adults with obesity and type 2 diabetes.

Mean weight loss at 72 weeks with semaglutide 7.2 mg in STEP UP trials
	STEP UP	STEP UP T2D
Efficacy estimand*	20.7%	14.1%
Treatment-regimen estimand**	18.7%	13.2%
Categorical weight loss	31.2% of patients achieved ≥25% weight loss	21.3% of patients achieved ≥20% weight loss

* Treatment effect if all people adhered to treatment, ** Treatment effect regardless of treatment adherence

About Wegovy®

Wegovy® is approved as once-daily Wegovy® pill (semaglutide tablet 25 mg) and once-weekly Wegovy® injections (semaglutide 1.7 mg, 2.4 mg and 7.2 mg) by the FDA.

Wegovy® is approved as a once-weekly injection by the EMA and by other regulatory authorities worldwide. The Wegovy® pill is currently pending marketing approval from the EMA and other regulatory authorities.

Wegovy® is indicated to reduce excess body weight and maintain weight reduction long term in adults with obesity or overweight and in the presence of at least one weight-related comorbid condition, and approved by the FDA to reduce the risk of major adverse cardiovascular events, such as death, heart attack or stroke in adults with known heart disease and either obesity or overweight. Furthermore, Wegovy® injection is indicated to reduce excess body weight and maintain long-term weight reduction in paediatric patients aged 12 years and older. It is approved by the FDA for the treatment of MASH in adults with moderate to advanced liver scarring (fibrosis), but not in those with cirrhosis of the liver.

About Novo Nordisk

Novo Nordisk is a leading global healthcare company founded in 1923 and headquartered in Denmark. Our purpose is to drive change to defeat serious chronic diseases built upon our heritage in diabetes. We do so by pioneering scientific breakthroughs, expanding access to our medicines and working to prevent and ultimately cure disease. Novo Nordisk employs about 68,800 people in 80 countries and markets its products in around 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Instagram, X, LinkedIn and YouTube.

Publication of inside information pursuant to Market Abuse Regulation, Article 17.

Contacts for further information

Novo Nordisk Media:
Ambre James-Brown	Liz Skrbkova (US)
+45 3079 9289	+1 609 917 0632
globalmedia@novonordisk.com	lzsk@novonordisk.com

Novo Nordisk Investors:
Michael Novod	Jacob Martin Wiborg Rode
+45 3075 6050	+45 3075 5956
nvno@novonordisk.com	jrde@novonordisk.com

Sina Meyer	Max Ung
+45 3079 6656	+45 3077 6414
azey@novonordisk.com	mxun@novonordisk.com

Christoffer Sho Togo Tullin	Alex Bruce
+45 3079 1471	+45 3444 2613
cftu@novonordisk.com	axeu@novonordisk.com

Frederik Taylor Pitter
+1 609 613 0568
fptr@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 1 2880 Bagsværd Denmark	Telephone: +45 4444 8888	Internet: www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 19 / 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: March 19, 2026	NOVO NORDISK A/S Maziar Mike Doustdar Chief Executive Officer